UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________

FORM 11-K
__________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

 __________________________

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and
401(k) Benefits Administrative Committee of
NCI 401(k) Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 27, 2016

NCI 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Cash, non-interest bearing	$—	$9,855
Investments, at fair value (See Notes 3 and 4):
Money market funds	—	101,347
Mutual funds	111,975,705	119,079,819
Common collective trusts	71,422,954	77,730,666
NCI Stock Fund	9,245,260	9,636,808
Total investments	192,643,919	206,548,640
Receivables:
Participants’ contributions	345,725	273,564
Employer contributions	1,180,303	1,087,766
Participant notes receivable	8,282,847	9,065,796
Total receivables	9,808,875	10,427,126
Net Assets at Fair Value	202,452,794	216,985,621
Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(196,216)	(599,429)
Net Assets Available for Benefits	$202,256,578	$216,386,192

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Net additions to net assets attributable to:
Investment income (loss):
Interest and dividends	$1,966,852	$1,925,428
Net appreciation (depreciation) in fair value of investments (See Note 3)	(5,930,755)	10,042,671
Total investment income (loss), net	(3,963,903)	11,968,099
Interest from participant notes receivable	371,878	379,386
Contributions:
Participants	10,998,432	10,568,994
Employer	3,960,820	3,917,134
Rollovers	1,427,207	750,427
Total contributions	16,386,459	15,236,555
Total additions	12,794,434	27,584,040
Deductions from net assets attributable to:
Benefits paid directly to participants	26,586,191	20,065,414
Administrative expenses	337,857	309,240
Total deductions	26,924,048	20,374,654
Net increase (decrease)	(14,129,614)	7,209,386
Net Assets Available for Benefits, Beginning of Year	216,386,192	209,176,806
Net Assets Available for Benefits, End of Year	$202,256,578	$216,386,192

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1: Description of the Plan

The following description of the NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.

General

The Plan, established January 15, 1992, is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company” or “Plan Sponsor”), excluding CENTRIA, who have completed three months of service, as defined by the Plan, are employed on the first day of the calendar quarter, and are age 18 or older. CENTRIA, which the Company acquired in January 2015, sponsors a separate defined contribution plan for its eligible employees.

The Plan has been amended from time to time. Effective January 1, 2013, the Plan was amended and restated in the form of a nonstandardized prototype plan sponsored by Wells Fargo Bank, N.A. to incorporate all previous amendments, as well as to adopt provisions to provide for Roth deferred contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer a maximum of 7% of their annual compensation.

The Company may make a discretionary contribution in an amount determined by the Plan Sponsor. During the years ended December 31, 2015 and 2014, the Company made discretionary contributions totaling $3,960,820 and $3,917,134, respectively, of which $1,180,303 and $1,087,766, respectively, are included in employer contributions receivable.

Participants’ direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds (including unitized portfolios), common collective trust funds, and the NCI Stock Fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and the Plan’s earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. The allocation of expenses is based on the participant’s earnings or account balance, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after six years of continuous service, except as otherwise provided in the Plan with respect to the accounts of certain participants who were employees of companies acquired by the Company.

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2015 and 2014, forfeited, non-vested accounts totaled approximately $11,186 and $54,192, respectively. For the years ended December 31, 2015 and 2014, Plan fees totaling approximately $99,745 and $40,556, respectively, were paid from forfeited, non-vested accounts.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of the participant’s account, shares of the Company’s common stock at the value of the NCI Stock Fund, or continue in the trust in such a manner as though the participant had not terminated (if the participant’s account balance is greater than $5,000, excluding rollover contributions), subject to minimum distribution rules as described in the Plan.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balances, whichever is less. The loans are secured by the balances in the participants’ accounts and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant notes receivable ranged from 4.25% to 9.50% at December 31, 2015 and 4.25% to 10.25% at December 31, 2014.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2015 and 2014, investments in the accompanying Statements of Net Assets Available for Benefits include the Wells Fargo Stable Return Fund N25, which is a fully benefit-responsive investment contract. The Statements of Net Assets Available for Benefits present the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Certain reclassifications have been made to the prior period amounts in the notes to the financial statements to conform to the current presentation. The net effect of these reclassifications had no effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Valuation of Investments and Income Recognition

The Plan’s investments are reported at fair value, except as disclosed in “Basis of Accounting” above with respect to fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued, unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2015 and 2014.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Expense Offset Arrangements

Fees incurred by the Plan for investment management services or recordkeeping are included in net appreciation (depreciation) in fair value of investments, as they are paid through revenue sharing, rather than by direct payment.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820, Fair Value Measurement and Disclosures. However, the fair value of such investments will be required to be disclosed. ASU 2015-07 is effective for the Plan retrospectively for the year beginning after December 15, 2016 with early adoption permitted. Plan management believes the adoption of this guidance affects disclosure only and will not have an impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). ASU 2015-12 (1) requires a pension plan to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of the investment disclosure requirements for employee benefit plans, and (3) provides benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan is required to apply the amendments retrospectively for all statements presented except for Part III, which requires a prospective application. Plan management believes the adoption of this guidance affects disclosure only and will not have an impact on the Plan’s financial statements.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 3: Investments

The following table presents the Plan’s investments at fair value. Investments that represent 5% or more of the Plan’s net assets as of December 31, 2015 and 2014 are separately identified.

	2015	2014
Wells Fargo Stable Return Fund N25	$39,439,472	$43,415,639
Wells Fargo/Blackrock S&P 500 Index Fund N	31,983,482	34,315,027
Vanguard Target Retirement 2020	14,410,122	15,786,835
Investments less than 5% of the Plan’s net assets	106,810,843	113,031,139
Total investments	$192,643,919	$206,548,640

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $5,930,755 and appreciated in value by $10,042,671, respectively, as follows:

	2015	2014
Mutual funds	$(3,528,601)	$4,881,426
NCI Stock Fund	(3,460,183)	488,371
Common collective trusts	1,058,029	4,672,874
Net appreciation (depreciation) in fair value	$(5,930,755)	$10,042,671

Interest and dividends realized from the Plan’s investments for the years ended December 31, 2015 and 2014 were $1,966,852 and $1,925,428, respectively.

Note 4: Fair Value Measurements

ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in inactive markets, 3) inputs other than quoted prices that are observable for the asset or liability, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value, the Plan generally uses the market approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded (Market approach).

Mutual funds: Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. Except for the target retirement date funds, the mutual funds held by the Plan are part of unitized portfolios for which the NAV is calculated by dividing the sum of the value of the underlying funds comprising the portfolio by the outstanding units of the portfolio, representing Level 2 measurements. The values of the funds, including the target retirement date funds, are determined using the daily closing prices as reported by the funds. The mutual funds held by the Plan are deemed to be actively traded (Market approach).

Common collective trusts: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities (Market approach).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$—	$8,138,207	$—	$8,138,207
Large Cap equity funds	—	13,704,510	—	13,704,510
Small/Mid Cap equity funds	—	19,012,175	—	19,012,175
International equity funds	—	10,999,461	—	10,999,461
Target retirement date funds	60,121,352	—	—	60,121,352
Total mutual funds	60,121,352	51,854,353	—	111,975,705

NCI Stock Fund	—	9,245,260	—	9,245,260
Common collective trusts	—	71,422,954	—	71,422,954
Total investments at fair value	$60,121,352	$132,522,567	$—	$192,643,919

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$—	$8,662,877	$—	$8,662,877
Large Cap equity funds	—	14,487,800	—	14,487,800
Small/Mid Cap equity funds	—	22,110,933	—	22,110,933
International equity funds	—	12,501,590	—	12,501,590
Target retirement date funds	61,316,619	—	—	61,316,619
Total mutual funds	61,316,619	57,763,200	—	119,079,819

NCI Stock Fund:
Money market fund	—	101,347	—	101,347
NCI Stock Fund	—	9,636,808	—	9,636,808
Total NCI Stock Fund	—	9,738,155	—	9,738,155

Common collective trusts	—	77,730,666	—	77,730,666
Total investments at fair value	$61,316,619	$145,232,021	$—	$206,548,640

Note 5: Fair Value of Investments in Entities that Use NAV

The following tables set forth a summary of the Plan’s investments with a reported NAV as of December 31, 2015 and 2014:

	Fair Value Estimated Using NAV per Share December 31, 2015
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trusts (a)	$71,422,954	None	Daily	None	12 Months
NCI Stock Fund (b)	9,245,260	None	Daily	None	None

	Fair Value Estimated Using NAV per Share December 31, 2014
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trusts (a)	$77,730,666	None	Daily	None	12 Months
NCI Stock Fund (b)	9,738,155	None	Daily	None	None

(a)	Funds seek to provide investors with a moderate level of stable income without principal volatility.

(b)	Established to provide employees an opportunity to share in the successes of the Company.

Note 6: Related Party Transactions

Certain Plan investments are shares of collective funds managed by Wells Fargo Bank, N.A., the trustee and the record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant notes receivable. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

The Plan incurs expenses related to general administration. The Plan Sponsor pays certain expenses and accounting fees relating to the Plan. During the years ended December 31, 2015 and 2014, the Plan Sponsor paid Plan expenses of approximately $0 and $60,425, respectively.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 7: Plan Tax Status

The Plan is maintained in the form of a nonstandardized prototype plan sponsored by Wells Fargo Bank, N.A. The prototype plan received an opinion letter from the Internal Revenue Service dated March 31, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014, to the net assets on Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$202,256,578	$216,386,192
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	196,216	599,429
Delinquent loans deemed distributions	(69,673)	(97,390)
Net assets per Form 5500	$202,383,121	$216,888,231

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2015 and 2014, to the net income (loss) on Form 5500:

	2015	2014
Net (decrease) increase per the financial statements	$(14,129,614)	$7,209,386
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(403,213)	233,533
Change in delinquent loans deemed distributions	27,717	—
Net income (loss) per Form 5500	$(14,505,110)	$7,442,919

Note 9: Subsequent Events

Effective January 1, 2016, the Plan was amended and restated in the form of a volume submitter plan sponsored by Wells Fargo Bank, N.A. The amendment also included certain changes to the Plan with respect to employee eligibility and the vesting of the Company’s contributions to participants’ accounts. New employees are eligible to participate in the Plan on the first day of the month following 30 days of employment. In addition, participants are fully vested in the Company’s contributions to their accounts after three years of continuous service. Plan management does not expect these changes will have a significant effect on the Plan’s net assets available for benefits.

Supplemental Schedule
NCI 401(k) Profit Sharing Plan
EIN 76-0127701 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Baird Aggregate Bond Fund	Mutual fund	**	$5,275,865
	PIMCO Foreign Bond (USD-Hedged) Fund	Mutual fund	**	823,769
	PIMCO High Yield Fund	Mutual fund	**	1,227,158
	Vanguard Inflation-Protected Securities Fund	Mutual fund	**	811,415
	Dodge & Cox Stock Fund	Mutual fund	**	6,864,457
	T. Rowe Price Blue Chip Growth Fund	Mutual fund	**	6,840,053
	Delaware Small Cap Value Fund	Mutual fund	**	6,568,327
	Stephens Small Cap Growth Fund	Mutual fund	**	6,685,698
	Vanguard Mid Cap Index Fund	Mutual fund	**	5,758,150
	American EuroPac Growth Fund	Mutual fund	**	5,009,155
	Dodge & Cox International Stock Fund	Mutual fund	**	4,915,653
	Lazard Emerging Markets Portfolio	Mutual fund	**	1,074,653
	Vanguard Target Retirement Income	Mutual fund	**	2,185,022
	Vanguard Target Retirement 2010	Mutual fund	**	1,746,242
	Vanguard Target Retirement 2015	Mutual fund	**	5,602,226
	Vanguard Target Retirement 2020	Mutual fund	**	14,410,122
	Vanguard Target Retirement 2025	Mutual fund	**	9,136,003
	Vanguard Target Retirement 2030	Mutual fund	**	9,806,502
	Vanguard Target Retirement 2035	Mutual fund	**	6,875,189
	Vanguard Target Retirement 2040	Mutual fund	**	4,564,509
	Vanguard Target Retirement 2045	Mutual fund	**	3,161,287
	Vanguard Target Retirement 2050	Mutual fund	**	1,688,183
	Vanguard Target Retirement 2055	Mutual fund	**	946,067
*	NCI Stock Fund	Unitized fund - Common stock	**	9,245,260
*	Wells Fargo/Blackrock S&P 500 Index Fund N	Common collective trust		31,983,482
*	Wells Fargo Stable Return Fund N25	Common collective trust	**	39,439,472
				192,643,919
*	Participant loans	Loans to participants bearing interest at rates ranging from 4.25% to 9.50%	—	8,282,847
				$200,926,766

*	Indicates a party-in-interest as defined by ERISA
**	Cost information is not presented because all investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI 401(k) Profit Sharing Plan

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

Date: June 27, 2016	By:	/s/ Bradley S. Little
Bradley S. Little
Vice President –– Finance and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm